Back 2003-10-24, 12:06:22, EDT

Insider: Commonwealth En **Issuer:** Prima Developme **Security:** Common Sha

File insider report - Completed

SUPPL

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares		4766742	2003-10-14	10 - Acquisition or disposition in the public market	-6000	4760742

03037145

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 03 2003
WASH. D.C. 155

dlw 11/7

Back 2003-10-24, 12:09:30, EDT

Insider: Langset.R **Issuer:** Prima Developme **Security:** Common Sha **Holder:** Commonwealth Enterpr

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares	Commonwealth Enterprise Fund Inc.	4766742	2003-10-14	10 - Acquisition or disposition in the public market	-6000	4760742